Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following presentation was made on September 15, 2021. A transcript of the presentation is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Meike Becker, Bernstein:

Thank you so much, Sierra. Good morning, good afternoon, everyone. Also from my side, thank you for joining Bernstein’s first ESG conference. I’m Meike Becker, Bernstein and I cover US and European utilities and renewables. We are delighted to have with us here today for this session, Bill Gross, Founder & CEO of Heliogen. Just a few reminders, how we run the sessions. Bill will present briefly and then we will move into an interactive Q&A session. Please do submit any questions you have and vote for questions that you like with the link that you received in your invitation. With that, let me hand over to Bill to get us on the way.

Bill Gross, Founder & CEO, Heliogen:

Thank you very much. It’s a pleasure to be here. I’m excited to tell you about Heliogen. We are working to solve one of the biggest problems in industrial de-carbonization and that is to reduce the emissions and reduce the cost. I’ll share my presentation with you so you can see more about that. We are replacing fossil fuels with concentrated sunlight. Right now, the world needs a new resource to power the energy transition and solar energy is the most evenly distributed natural resource on earth and it provides 10,000 times what the planet uses, but there are two problems. Solar energy is extremely intermittent and solar energy, renewable energy is not very transportable.

Bill Gross, Founder & CEO, Heliogen:

We have built something called a sunlight refinery that solves these two fundamental problems. We produce cost-effective, nearly always available transportable and renewable energy. We had a fundamental insight that we needed to use every tool available to compete with fossil fuels, and by that, I mean computation and AI and robotics and automation and Moore’s law, and our insight was that making a smaller system, but with more computation would be better. Everybody else in the industry for the last 50 years has been thinking that bigger is better and our insight is that smaller is actually better. Smaller means you need lots more computation to make up for that, but we found a way to use computer vision, AI, machine learning to make that work and that led to this breakthrough technology.

Bill Gross, Founder & CEO, Heliogen:

Our technology works like this. We build a large field of computer controlled mirrors. As opposed to controlling them mechanically however, we control them optically. So we use cameras up on the tower in real time, looking at the field of mirrors to concentrate sunlight to very high temperatures. These mirrors are very inexpensive, much, much cheaper than PV panels because we’re just reflecting sunlight, but we’re reflecting sunlight to achieve temperatures of about a thousand degrees centigrade at the top of the tower. In fact, we’ve achieved more than 1500 degrees, which is more than a third of the temperature of the surface of the sun. So by achieving these very high temperatures, we have a huge amount of energy that can be stored very easily thermally.

Bill Gross, Founder & CEO, Heliogen:

Storing electrons is very hard and there are many, many battery companies all trying and racing to drive down the cost of that. Storing heat is very, very easy. We store the heat in either rocks or sand or ceramic tiles very, very expensively. We take the heat that we make at the top of the tower, we bring it down here. We store it in this insulated tank, and then from that, we can then use that heat to power industry in many ways. The amazing thing about this is unlike the sun, which peaks at noon, we can produce power either flat all day long or along the green curve, which is the curve that utilities need for peak demand. PV panels, windmills don’t produce power on demand. Our thermal energy storage allows us to produce power on demand.

Bill Gross, Founder & CEO, Heliogen:

The system we developed is concentrated solar that is reinvented to be modular and scalable. We build a plant that is about a hundred acres and that hundred acre industrial facility can be located on the premises of our industrial customers, say mining companies, cement companies, steel companies, aluminum companies, all the companies that are huge, huge energy users, and we can give them one of three things. Once we produce the heat, we convert that heat to whatever they need, and those three different things are heat in the form of steam or hot air if they need that for their industrial process, electricity, if they need that by adding a turbine, or green hydrogen. By adding an electrolyzer, we split water to make fully green hydrogen, and that is increasing in demand dramatically around the globe right now.

Bill Gross, Founder & CEO, Heliogen:

The reason why we can make green hydrogen more cost-effective than others is because our energy is running all day long. To make green hydrogen right now, you need an electrolyzer, but then you need some source of green electrons like PV or wind, but the capacity factor of PV and wind is only about 20 or 30%. Our capacity factor is between 80 and 90%, meaning we’re producing power between 80 and 90% of the year or 80 to 90% of the day. That allows us to amortize the expensive CAPEX on the electrolyzer to make that affordable. So who cares about this? Our first customers and partners are ArcelorMittal, the largest steel company in the world. They have both invested in our company and are looking to explore which locations we should build our facilities that will help them reduce their carbon footprint.

Bill Gross, Founder & CEO, Heliogen:

We also have been selected by the department of energy to negotiate a $39 million award to build facilities like this to show how this could be powerful for utility scale power in the United States, and we’re in discussions with a global oil and gas producer in Australia to scale at an immense scale to produce green hydrogen that can be exported to Southeast Asia, and we have signed a partnership with Rio Tinto to produce power on their facility, both electricity and heat to provide their needs to reduce their carbon footprint, and of course, Rio Tinto has many locations around the world and we’re talking to other mining companies as well. Our main goal is to take large heavy industry and reduce its carbon footprint.

Bill Gross, Founder & CEO, Heliogen:

It’s very, very in demand right now because these companies have made enormous commitments by 2030, by 2035, by 2040, by 2050 to reduce their emissions. So that leads to this revenue slide. We’re building these modules for companies. We start off by building one. Then they want 10. Then they want a hundred. Then they want many more. We’ll be building many of them side-by-side at each plant. You can see in 2023, we complete our first three individual modules, but by 2026, we’re building 120, but only for five customers. So there’s about 20, 25 modules per customer at that point. The revenue grows to 2.4 billion by 2026, with $831 million of EBITDA. We have a very high profit margin because there’s so much software embedded in our offering.

Bill Gross, Founder & CEO, Heliogen:

We make our product more like a Tesla. A Tesla allows you to make over the air software updates. Some people ask is Tesla really a car company that has a lot of good software or a software company that happens to make a car? They’re valued more like a software company that happens to make a car. We’re building that same model into our system where we’re heavily software based. It’s all of our algorithms that make the energy more efficient, and of course, we have to have some quality materials, steel and glass and other systems to produce our energy, but it’s heavily software based and we can make over the air software updates to make our plant more efficient over time. My own background very quickly, I’ve been an entrepreneur all my life.

Bill Gross, Founder & CEO, Heliogen:

I started even a solar energy company when I was a teenager and I think it helped me get into college. I went to Caltech and got my degree in mechanical engineering. I started a few software companies after I graduated, one that was acquired by Lotus Development, one that was acquired by Vivendi, and then in 1996, I started a technology incubator called Idealab, and at Idealab, I started more than 150 companies in many different areas in e-commerce, in solar energy across the board. What I’ve learned at Idealab from starting so many companies, we had 50 successful IPO’s and acquisitions from the companies that I started. I learned how to integrate multidisciplinary talent to make a company successful.

Bill Gross, Founder & CEO, Heliogen:

And at Heliogen, which I started in 2013, we’ve grown that company with software experts, mechanical engineering experts, product market fit experts, all the different disciplines to make the company successful and I feel that Heliogen is probably the biggest opportunity of my lifetime or anyone’s lifetime in the sense that the energy transition that is happening right now is staggering in size. The opportunity to do good for the planet, but also make an enormous successful company is bigger than anything I’ve seen across my whole career of starting all these companies. Because of the mission we’re on, we’ve been able to attract an amazing team. I’ve got incredible people, Christie Obiaya, who’s our CFO.

Bill Gross, Founder & CEO, Heliogen:

She has been the CFO at Bechtel Energy for 11 years. Andy Lambert, my SVP of manufacturing scaling our manufacturing came from SpaceX, working directly for Elon for 10 years building all the rockets. 10 years before that was at BMW building 250,000 BMWs per year, scaling our company to be able to meet this global demand. The global demand is off the charts right now. It’s incredible how many companies care about this. The world really has changed in 2020. I don’t know if it was COVID or the new administration or all of the other tailwinds coming from Europe and elsewhere, but every company in the world is making commitments to their constituents, to their investors, to their shareholders, to their employees about decarbonization.

Bill Gross, Founder & CEO, Heliogen:

And if you’re doing residential solar, we’re not the right person. If you’re even doing small-scale commercial, we’re not the right partner, but if you’re doing industrial scale reduction of carbon, all those companies are contacting us. In very quick summary, we’ve got a great team. I’ve learned everything about this business and how to grow the business. We have huge CAPEX expenditures going on right now, trillions of dollars per year, more than 8.5 trillion to be spent this decade to solve this problem. Our solution is novel in that it’s a disruptive patented design that uses AI to address this fundamental intermittency problem of renewables. We have projected economics that are extremely competitive with fossil fuels.

Bill Gross, Founder & CEO, Heliogen:

So our customers are choosing us because we can both decarbonize and help them save money, and we have huge geographic opportunity. We’re starting in the southwest United States, expanding into Australia. There’s opportunities in Chile, there’s opportunities in South Africa, North Africa, all of southern Europe, really, really great opportunity, and with hydrogen, once you make a molecule, a renewable energy molecule as opposed to renewable energy electron, you can transport it and you can transport it long distances. So you can take hydrogen that you make in North Africa and bring it to all of Europe.

Bill Gross, Founder & CEO, Heliogen:

You can take hydrogen that you make an Australia and bring it to all of Southeast Asia. So if you can go for where the sun is to where the sun isn’t, once you have a molecule that can be put on a ship or on a pipeline as compared to electricity, which there’s great losses when you go over long distances with transmission lines, and most of all, we feel we have a potential to really transform the world’s energy production, meaningfully address climate change, and that’s why we’re so excited to be on this mission. So thank you for giving me a chance to give that brief summary. I would love to address any other questions that you have.

Meike Becker, Bernstein:

Thank you so much, Bill. Let me just start with my first question. So what is the number one question that you get, and maybe we can dig a little deeper? So in the difference again, between you at Heliogen’s CSP projects and what we’ve seen today in the world.

Bill Gross, Founder & CEO, Heliogen:

Yes. Well, that is the number one question we get. What is different about this, and the main thing that is different is the following. Prior CSP has been built like large architectural projects like a large bridge, or like a large building. It’s a multi-year, multi-billion dollar in the field, in the desert construction project. Our idea was anything that you buy today at scale that’s cost effective, whether it’s your car or your iPhone, those were all built in a factory. Those were all built on an assembly line. So we felt that if we want to compete with fossil fuels, we can’t build things like a construction project. We have to build it in a factory. So we made our heliostats, our mirrors, smaller, small enough to fit into a shipping container so we can build them in a robotic factory, but then bring them to the field nearly fully assembled.

Bill Gross, Founder & CEO, Heliogen:

And that is the way to reduce the cost. It’s sort of the way of the industrial revolution. Everything that’s made at scale can be driven down in price close to the cost of materials. Well, if you’re trying to compete with fossil fuels, you have to be close to the cost of raw materials. So effectively, what we’ve done is taken commodity galvanized steel sheets, commodity glass, commodity mirrors, build them in a very small inexpensive assembly, but then you use processing power to magnify the power of them to make this big magnifying glass that’s optically controlled by software. That’s how you drive the price down. So that’s what everybody asks. Once they see that, we bring people to our facility that we built in Lancaster, California. Once they see that in operation, they completely realize that modularity and size and repetition, that’s the way to be competitive.

Meike Becker, Bernstein:

Okay, perfect. Brilliant. So maybe leading to the next question. So if you would get someone who wants a really large utility-scale plant, let’s say 100 megawatts, even larger, so how do you deliver that and is there a timeline? Could you deliver that this year, or is that something that you could deliver in three years, five years?

Bill Gross, Founder & CEO, Heliogen:

We have customers who want between 100 megawatts and even a gigawatt. So 100 megawatts would be 20 of our modules. So that’s another important thing about our system. When someone says they want 100 megawatts, we don’t take the five megawatt version. Each one of those modules is five megawatts. We don’t take the five megawatt version, re-engineer it, and figure out how to scale it up. We build 20 identical five megawatt systems side-by-side. That’s the other way we drive the price down. Repetition allows us to have a learning curve because we can take each new plant and drive down the cost. In addition, when you build 20 of them side by side, there’s a lot of other economy of scale.

Bill Gross, Founder & CEO, Heliogen:

You’re bringing cranes and other equipment and people to the site and you can build many, many of them at once, and also there’s economies of scale on maintenance and operations when there’s 20 of them side by side. The construction time of a plant is a little over a year. So from start to finish when a customer orders from us to where we break ground to where we complete a plan is a little more than a year, so we could build those and we are scaling like crazy to meet this demand. The demand right now is more than we can handle is really, really exciting that people want this. We are scaling our company as quickly as possible and that’s of course why we went to the capital markets to get more capital so we can do more things in parallel.

Meike Becker, Bernstein:

You showed us the different use cases of heat, electricity, and hydrogen. Is there one that takes greater share in these early stages, or how is broadly the split between these segments?

Bill Gross, Founder & CEO, Heliogen:

Yes. Right now, it’s a little bit heavier on heat and electricity with a small amount of hydrogen, and we believe that over the decade, it’s going to shift more to electricity and hydrogen. So right now, the green hydrogen market is small, but as the price comes down, both through us and through others, we believe that market is going to be huge. The market for green hydrogen is powerful because of long distance transportation, long distance trucking. So long distance transportation like cargo ships and others, which are trying to reduce their emissions and hydrogen is perfect for that.

Bill Gross, Founder & CEO, Heliogen:

And also, for countries that have made commitments like Japan, for example, Japan does not have much natural resource and does not have much sunshine and does not have much land, but a huge demand for energy. So they import all of their energy. Well, them importing green hydrogen will be an alternative to importing LNG and that is something that’s going to happen in a large scale over the course of this decade because Japan has made huge commitments, but that same thing is happening in Singapore, in Indonesia, in Hong Kong and all of Southeast Asia, which doesn’t have as much level resource, but has a huge demand to decarbonize. I think green hydrogen is going to be a big demand by the end of this decade.

Meike Becker, Bernstein:

From a competitive perspective, why don’t we look at a cost output and potential. What costs can you achieve in five years’ time and maybe on to 10 or 15 years down the line at how competitive is that to alternatives?

Bill Gross, Founder & CEO, Heliogen:

Yes. By 2026, we expect to be less than 5 cents per kilowatt hour of electricity and less than $2 per kilogram for green hydrogen, and those two numbers will be so in demand by customers because right now for electricity, that is always available. It costs much, much more than that if it’s renewable because right now to get always available electrons, you need to use PV, which is very inexpensive, but then you need to add storage, which is very expensive. So our system, that 5 cents per kilowatt hour includes storage, and that makes it very, very viable as a replacement for fossil fuel generated electricity.

Meike Becker, Bernstein:

You have already touched upon it, but maybe we talk about anything more about the production and the assembly and where you have the factories sort of thing, how that is scaling up and what is the differentiating factor?

Bill Gross, Founder & CEO, Heliogen:

Yes, our first factory is in Long Beach, California, so right here in Southern California, and that factory will be manufacturing for all of the southwest United States and western Mexico. That factory is also a factory to not only make our product, but a factory to make additional factories. So as we have demand in North Africa and Southern Europe, as we have demand in the Middle East, as we have demand in Australia and South America.

Bill Gross, Founder & CEO, Heliogen:

And we’re ready to expand to there, that factory will produce the factory that we’ll put in other locations because the factory is relatively inexpensive. We’re taking relatively commodity materials that they send, coils of galvanized steel, glass, motors, linking them together, and the value add is really in the software and the brains. It’s in our control system. We call it a heliostat operating system or HOS. Sort of like DOS, this is our HOS that makes the whole plant run, and that operating system is the thing that we can continue to upgrade over time to make our plants even more successful as they put new software in.

Meike Becker, Bernstein:

And I think this is one of the really differentiated and very exciting parts of what you’re doing. It is the use of AI and robotics. So if you don’t mind, run us through that, how that is different. What are the advantages, and if you could even scale it up and provided as a service to other renewables developers.

Bill Gross, Founder & CEO, Heliogen:

Yes, that is a great question. Traditionally, the way PV panels are tracked or the way mirrors are tracked when you have solar tracking is you build a very precise machined gearbox that can track like a telescope drive. It runs more like a clock motor, and to make it accurate, to point at the correct place in the sky, you have to make it very, very stiff and very, very immune to thermal expansion and put it on the ground in a very precise location and survey it extremely accurately, just like you were building a telescope to point at the stars because the sun is a star and you have to follow that very, very accurately. We do something completely different. We make a mirror, which is on a very simple mount that does not have to be placed on the ground accurately, does not have to be surveyed.

Bill Gross, Founder & CEO, Heliogen:

And instead, we use cameras that look at the field after the mirror has been placed and we do computer vision edge detection on the mirror itself, and we look at the reflections off the mirror as to where they’re looking at in the sky and where we see the sun in the mirror and we compute the angle of the mirror in real time using those AI techniques with machine learning. What that allows us to do is make everything else irrelevant. It doesn’t matter if there’s wind. It doesn’t matter if there’s thermal expansion. It doesn’t matter if the ground wasn’t level when you placed it. It doesn’t even matter if the ground shifts, if the ground shifts due to erosion. None of those things matter because at 30 frames a second, we are looking at that field and making micro adjustments to everything in real-time.

Bill Gross, Founder & CEO, Heliogen:

That’s a first. No one had ever done that before. So that allows us to make something which is immune to all these variations and much less expensive because while the software was expensive to develop, it’s free to duplicate after that. So there’s no extra cost each time we copy that, whereas every gearbox, you’d have to make stiff and every survey you have to do, that’s a repeating cost. It doesn’t go down. So that fundamental idea of using more software instead of more steel, that idea, we would love to partner with other people to bring that technology to them, and in fact, we don’t have any licensing in our business model today.

Bill Gross, Founder & CEO, Heliogen:

We view that as upside, but we would love to license this technology to others. We believe that over time, as people see the benefits of this, they would like to license this and use this to scale other plants and we would love to have that, and of course, that would be very high margin revenue to do that kind of software licensing. We really feel we are more of an intellectual property company and a software company than a bending metal and glass company. Of course, you have to bend the metal and glass to make it work, but we feel that we have much more value add from the software side and the way we use AI to make those bearers move is our fundamental advantage.

Meike Becker, Bernstein:

I’ve never thought of essentially the AI, the software as a use to not be so material heavy. Maybe as a last question from my side to close it up before I hand it over to Zhihan, you showed us the business plan out to 2026 and the projects you have constructed by then. How much of that is secured and if the answer is 100%, is there upside for that number to increase over time?

Bill Gross, Founder & CEO, Heliogen:

We have secured the first several years of that, but we have not secured the out years, but we have demand that exceeds all those out years. We have that in terms of discussions and MOUs. We’re working to turn those into a definitive agreements.

Meike Becker, Bernstein:

Thank you so much.

Zhihan Ma, Bernstein:

Thank you, Bill. If I could just squeeze in two quick questions from an ESG angle, and we spent a lot of time talking about you being a major enabler in terms of driving the transition, the lowering of the cost of bringing hydrogen and whatnot. Now, within your own operations, how do you think about assessing say the life cycle impacts of your own products and solutions and how do you build a circular mindset into your product design?

Bill Gross, Founder & CEO, Heliogen:

That’s a great question. We really work hard to reduce the number of atoms we use and increase the number of bytes. That’s the whole focus of trying to be more of a software company, but of all the atoms that we do use, all the materials that we still do have to use, the steel, the rocks, the ceramic, the glass, it’s almost a hundred percent recyclable. So everything we make can be reused. Everything we make does not damage the environment. There’s no dangerous chemicals or processes or anything. Unlike some other things that are used in renewable energy, we don’t have any silicon. We don’t have any dangerous processes. So we want to make everything recyclable exactly for what you said, to make it a hundred percent circular.

Zhihan Ma, Bernstein:

No, that sounds great and I look forward to see that heading out, and I guess a larger scale question from my side. So we hosted a carbon panel in the beginning of the conference today where there’s been some discussions around, how do we help adjust transition. So not just a green transition, but in a just fashion to make sure people are not left behind, and obviously, as we transition from the traditional energy space into newer, renewable green energy, some people that used to be employed by or benefited from the traditional energy space may be losing their jobs or losing the benefits that they used to get, and what type of role do you see Heliogen playing in that transition to either help train the traditional workforce, or I guess, to provide benefits to people who are probably losing out in this transition?

Bill Gross, Founder & CEO, Heliogen:

Well, I hope that we can make even more jobs with this than anything from fossil fuels takes away and here’s why. In a fossil fuel plant, you pay very little upfront for the plant and then you pay only over time for lots of fuel. In our plant, you pay a lot up front for the plant, and then you’re paying very little for fuel, but you have maintenance and operations that goes on for 20 years. So we believe there’ll be lots of jobs created by these plants, not to mention from the just perspective, as you said, these plants can be built in former areas where there’s not as much natural resource of fossil fuels.

Bill Gross, Founder & CEO, Heliogen:

So I hope to be able to make lots of jobs in areas where they fully can benefit from the national resource of sunshine that they have, even if they don’t have fossil fuels. So I feel that energy is freedom in a way. The more energy a society has, the higher their GDP and the higher their level of freedom. I hope that our technology could take areas of low freedom and turn them into high freedom areas and higher paying job areas as well.

Zhihan Ma, Bernstein:

Yeah, no, absolutely. I think that’s the goal and the direction that we’re all trying to move into. So with that, I just want to thank Bill very much for sharing your insights with us today and thank Meike for joining me in the conversation as well. We look forward to continuing the conversation. Thank you.

Forward-Looking Statements; Projections

The foregoing discussions include “forward-looking statements”.  Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “would,” “should,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. “Forward-looking statements” include all statements about the Company’s future plans and performance, regardless of whether the foregoing expressions are used to identify them. In addition, these forward-looking statements include, but are not limited to, statements regarding: its business plan and estimates and forecasts of financial and performance metrics; projections of market opportunity and market share, expectations and timing related to the announcement of strategic partnerships; the potential success of the Company’s business strategy; the Company’s research and development efforts; and the Company’s proposed plans to scale and expectations, including statements regarding the effectiveness and efficiency of its services. These statements are based on various assumptions, whether or not identified, including the Company’s successful negotiation of contractual arrangements with existing and/or potential customers, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ, potentially materially, from assumptions and the inclusion of such information should not be regarded as a representation by any person that the results reflected in such projections will be achieved. As a result. undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.